UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Dicerna Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

253031108

(CUSIP Number)

RA Capital Management, LLC

20 Park Plaza, Suite 1200

Boston, MA 02116

Telephone: 617.778.2512

Attn: Peter Kolchinsky

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 13, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253031108

1	Names of Reporting Persons. RA Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 4,588,536
9 Sole Dispositive Power 0
10 Shared Dispositive Power 4,588,536

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,588,536
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 19.9%[1]
14	Type of Reporting Person (See Instructions) IA, OO (Limited Liability Company)

_________________

1 Represents 2,428,571 shares of the common stock (“Common Stock”) of Dicerna Pharmaceuticals, Inc. (the “Issuer”) and 2,159,965 shares of the Common Stock issuable upon conversion of Preferred Stock (as defined below) which constitute approximately 19.94% of the class outstanding. The percentage calculation assumes that there are currently 20,848,503 outstanding shares of the Common Stock of the Issuer, based on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2017 as filed with the Securities and Exchange Commission (“SEC”) on November 2, 2017.

CUSIP No. 253031108

1	Names of Reporting Persons. Peter Kolchinsky
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 4,588,536
9 Sole Dispositive Power 0
10 Shared Dispositive Power 4,588,536

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,588,536
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 19.9%[2]
14	Type of Reporting Person (See Instructions) HC, IN

 _________________

2 Represents 2,428,571 shares of the Common Stock of the Issuer and 2,159,965 shares of the Common Stock issuable upon conversion of Preferred Stock which constitute approximately 19.94% of the class outstanding. The percentage calculation assumes that there are currently 20,848,503 outstanding shares of the Common Stock of the Issuer, based on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2017 as filed with the SEC on November 2, 2017.

CUSIP No. 253031108

1	Names of Reporting Persons. RA Capital Healthcare Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 4,018,603
9 Sole Dispositive Power 0
10 Shared Dispositive Power 4,018,603

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,018,603
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 17.5%[3]
14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

_________________

3 Represents 2,256,071 shares of the Common Stock of the Issuer and 1,762,532 shares of the Common Stock issuable upon conversion of Preferred Stock attributable to the Fund which constitute approximately 17.47% of the class outstanding. The percentage calculation assumes that there are currently 20,848,503 outstanding shares of the Common Stock of the Issuer, based on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2017 as filed with the SEC on November 2, 2017.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 5, 2014, as amended to date (the “Statement”) by (i) RA Capital Management, LLC (the “RA Capital”), (ii) Peter Kolchinsky and (iii) RA Capital Healthcare Fund, L.P. (“Fund” and together with each of the foregoing, the “Reporting Persons”), relating to the Common Stock (the “Common Stock”) of Dicerna Pharmaceuticals, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On December 13, 2017, in connection with a proposed underwritten follow-on public offering, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Fund, a separately managed account for which RA Capital serves as investment adviser (the “Account”) and all other holders (together, the “Preferred Holders”) of all of the outstanding shares of the Issuer’s redeemable convertible preferred stock (the “Preferred Stock”).

Pursuant to the Letter Agreement, the Preferred Holders agreed, subject to the completion of the offering, to optionally convert all of their shares of Preferred Stock—to the extent not subject to certain beneficial ownership limitations imposed by the Issuer’s Certificate of Designation (the “Conversion Blockers”)—into Common Stock and consented, if applicable, to the repurchase of the residual shares of Common Stock that would be issuable but for the Conversion Blockers (the “Residual Shares”) for $0.0001 per share. After the conversion and redemption, no shares of Preferred Stock will remain outstanding.

The Letter Agreement also provides for Preferred Holders to waive and amend certain provisions in an amended and restated registration rights agreement (the “Registration Rights Agreement”) by and among the Issuer and the Preferred Holders party thereto, including the Fund and the Account. In consideration for the Preferred Holders agreeing to the optional conversion of the Preferred Stock and to a waiver under and certain amendments to the Registration Rights Agreement, the Issuer agreed to issue to the Preferred Holders pre-funded warrants (the “Pre-Funded Warrants”) exercisable in part or in whole at any time upon grant for shares of the Issuer’s Common Stock at a price per share of $0.0001 per share. Each Preferred Holder may elect to receive shares of the Issuer’s Common Stock in lieu of the Pre-Funded Warrants that would otherwise be issued to such Preferred Holder subject to any applicable Conversion Blockers. Under the Letter Agreement, the number of shares allocable to each Preferred Holder will be calculated based on the sum of (i) the number of shares of Common Stock into which the additional dividend accruals on the Preferred Stock that such Preferred Holders would have been entitled to receive up to and including March 31, 2018 are convertible, calculated immediately prior to the effectiveness of the conversion, and (ii) any Residual Shares repurchased, or to be repurchased, from such Preferred Holder by the Issuer as described above (collectively, the “Additional Investor Shares”). The formula for the Additional Investor Shares assumes (1) a conversion price of $3.19 per share of Preferred Stock; (2) application of a dividend rate of 12% per annum from April 11, 2017 to October 27, 2017, and (3) application of a dividend rate of 8% per annum commencing from October 28, 2017 through March 31, 2018.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by the full text of the Letter Agreement, a copy of which is filed as an exhibit to this Statement and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)-(b) See Items 7-11 of the cover pages and Item 2 of this Statement.

(c) Except for the transactions disclosed in Item 4 herein, none of the Reporting Persons has effected any transactions in the Common Stock of the Issuer in the past 60 days.

(d) None.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by adding the following:

Item 4 above summarizes certain provisions of the Letter Agreement and is incorporated herein by reference. A copy of the Letter Agreement is attached as an exhibit to this Statement and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is amended and supplemented by adding the following:

Exhibit Number	Description
2	Letter Agreement entered into on December 13, 2017 by and between Dicerna Pharmaceuticals, Inc. and the holders of its redeemable convertible preferred stock (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 14, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2017

RA CAPITAL MANAGEMENT, LLC

By: /s/ Rajeev Shah

-------------------------------------------------

Rajeev Shah

Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

-------------------------------------------------

RA CAPITAL HEALTHCARE FUND, L.P.

By: RA Capital Management, LLC

Its: General Partner

By: /s/ Rajeev Shah

-------------------------------------------------

Rajeev Shah

Authorized Signatory